UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of  the
Securities Exchange Act of 1934

July 24, 2007
Commission File Number: 333-142287

NXP B.V.

(Exact name of registrant as specified in charter)

The Netherlands

(Jurisdiction of  incorporation or organization)

60 High Tech Campus, 5656 AG, Eindhoven, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F-☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission

Dr. Jean A.W. Schreurs

60 High Tech Campus

5656 AG Eindhoven—The Netherlands

This report contains the quarterly report of NXP B.V. (the “Company”) for the three months ended June 30, 2007, as furnished to the holders of the Company’s debt securities on July 24, 2007. This report also contains a copy of the press release entitled “NXP Semiconductors Announces Second Quarter 2007 Results” dated July 24, 2007.

Exhibits

1.             Quarterly report of NXP Semiconductors Group

2.             Press release, dated July 24, 2007

NXP Semiconductors Announces Second Quarter 2007 Results

Highlights

•                  Second quarter sales at EUR 1,141 million vs EUR 1,115 million in the first quarter

•                  Currency comparable sequential sales growth of 4.1% (nominal growth 2.3%), comparable year on year decrease of 4.8%

•                  Second quarter adjusted EBITA, excluding effects of Purchase Price Accounting, at EUR 7 million

•                  Cash position of EUR 514 million at end of second quarter

•                  Business Renewal II Programme on track and expected to exceed EUR 250 million of cost savings by the end of 2008

•                  Book to bill ratio of 1.02  in second quarter

•                  Factory loading at 74% in second quarter up from 69% in the first quarter

Eindhoven, The Netherlands, July 24 2007 — NXP Semiconductors today announced its second quarter 2007 results. Sales for the quarter amounted to EUR 1,141 million, a 4.1% currency comparable growth over the first quarter of 2007 (nominal 2.3%) and a 4.8% decline over the second quarter of 2006. Excluding the impact of Purchase Price Accounting, adjusted EBITA was EUR 7 million compared to EUR 64 million in the second quarter of 2006 and 3 million in the first quarter of 2007.

Frans van Houten, President and CEO of NXP Semiconductors, commented: “Although sales increased in line with our forecast, we still see continuing softness of the overall marketplace. We are making good progress in addressing the underlying issues in our largest Business Unit, Mobile & Personal, where a combination of new management, the successful integration of the recently acquired Silicon Labs Wireless operations, and a focussing of the product portfolio have been well received by our customers.  We are addressing the performance of the Home Business Unit through several measures, while our Automotive & Identification Business Unit continues to maintain leadership positions. Sales in the MultiMarket Semiconductors Business Unit outpaced the market.”

“Our Business Renewal II Programme is expected to exceed the EUR 250 million of cost savings achieved in the first phase of Business Renewal. EUR 100 million of these savings are expected to be realised on a run rate basis by the end of 2007, following the acceleration of actions in the first half of this year.  In addition, we continued to actively manage our portfolio, notably with the combination of our Cordless and VoIP Terminals operations with the DSP Group, which we expect to close in the third quarter.”

Cash at the end of the second quarter amounted to EUR 514 million after the final settlement payment to Philips of EUR 85 million.

Outlook: The market remains soft. Given our book-to-bill ratio of 1.02 in the second quarter, we expect low to mid single digit sequential sales growth for the third quarter 2007 on a currency comparable basis. We believe we are well positioned to benefit from the next upturn in the relevant semiconductor market segments.

The full report is available on NXP website (www.nxp.com/investor).

About NXP Semiconductors
NXP is a top semiconductor company founded by Philips more than 50 years ago. Headquartered in Europe, the company has 37,000 employees working in more than 20 countries and posted sales of EUR 5 billion in 2006. NXP creates semiconductors, system solutions and software that deliver better sensory experiences in mobile phones, personal media players, TVs, set-top boxes, identification applications, cars and a wide range of other electronic devices. News from NXP is located at www.nxp.com.

CONTACT:

Investors:
Jan Maarten Ingen Housz, +31 40 27 22315
janmaarten.ingen.housz@nxp.com

Media:
Lieke de Jong-Tops, +31 40 27 25202
lieke.de.jong-tops@nxp.com

Quarterly report of the NXP Group

for the 2nd quarter ended June 30, 2007

Forward-looking statements

This document includes forward-looking statements. When used in this document, the words “anticipate,” “believe,” “estimate,” “forecast,” “expect,” “intend,” “plan” and “project,” and similar expressions, as they relate to us, our management or third parties, identify forward-looking statements. Forward-looking statements include statements regarding our business strategy, financial condition, results of operations, and market data, as well as any other statements which are not historical facts. These statements reflect beliefs of our management as well as assumptions made by our management and information currently available to us. Although we believe that these beliefs and assumptions are reasonable, the statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties expressly qualify all subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf and include the following: market demand and semiconductor industry conditions, our ability to successfully introduce new technologies and products, the demand for the goods into which our products are incorporated, our ability to generate sufficient cash or raise sufficient capital to meet both our debt service and research and development and capital investment requirements, our ability to accurately estimate demand and match our production capacity accordingly or obtain supplies from third-party producers, our access to production from third-party outsourcing partners, and any events that might affect their business or our relationship with them, our ability to secure adequate and timely supply of equipment and materials from suppliers, our ability to avoid operational problems and product defects and, if such issues were to arise, to rectify them quickly, our ability to form strategic partnerships and joint ventures and successfully cooperate with our alliance partners, our ability to win competitive bid selection processes to develop products for use in our customers’ equipment and products, our ability to successfully establish a brand identity, our ability to successfully hire and retain key management and senior product architects; and, our ability to maintain good relationships with our suppliers.

Except for any ongoing obligation to disclose material information as required by the United States federal securities laws, we do not have any intention or obligation to update forward-looking statements after we distribute this document. In addition, this document contains information concerning the semiconductor industry, our market segments and business units generally, which is forward-looking in nature and is based on a variety of assumptions regarding the ways in which the semiconductor industry, our market segments and product areas will develop. We have based these assumptions on information currently available to us, if any one or more of these assumptions turn out to be incorrect, actual market results may differ from those predicted. While we do not know what impact any such differences may have on our business, if there are such differences, our future results of operations and financial condition, and the market price of the notes, could be materially adversely affected.

Use of non-US GAAP information

In presenting and discussing the NXP Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). Aleft page  discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

Use of fair value measurements

In presenting the NXP Group’s financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that we consider to be reliable. Users are cautioned that these values are subject to changes over time and are only valid as of the balance sheet date. When a readily determinable market value does not exist, we estimate fair values using valuation models which we believe are appropriate for their purpose. These require management to make significant assumptions with respect to future developments which are inherently uncertain and may therefore deviate from actual developments. In certain cases independent valuations are obtained to support management’s determination of fair values.

Introduction

On September 29, 2006, Koninklijke Philips Electronics N.V. (“Philips”) sold 80.1% of its semiconductors businesses to a consortium of private equity investors (the “Private Equity Consortium”). These semiconductor businesses were transferred to NXP B.V. (“NXP” or the “Company”), a wholly-owned subsidiary of Philips, on September 28, 2006. All of NXP’s issued and outstanding shares were then acquired by KASLION Acquisition B.V. (“KASLION”), which was formed as an acquisition vehicle by the Private Equity Consortium and Philips. This transaction is referred to as the “Acquisition”. In order to fund the acquisition of NXP by KASLION, the Private Equity Consortium and Philips contributed cash to KASLION in exchange for 80.1% and 19.9%, respectively, of the total equity of KASLION.

As a result of the Acquisition, the financial statements are presented on a Predecessor and Successor basis: the predecessor periods reflect the combined financial results of NXP prior to the Acquisition. The successor periods reflect the consolidated financial results since the Acquisition. The Company also refers to the operations of NXP for both the predecessor and successor periods as NXP Semiconductors Group.

Basis of Presentation

The combined and consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”), which are presented in footnote 3 of our Annual Report 2006.

Predecessor period

The combined financial statements of the Company have been derived from the consolidated financial statements and accounting records of Philips prior to the Acquisition, principally using the historical results of operations and the historical basis of assets and liabilities of the semiconductor businesses. The combined financial statements include an allocation of the costs of certain corporate functions historically provided by Philips but not recorded by its semiconductors businesses. Additionally, the combined financial statements include allocated cash, debt and related interest income and expense, which have not been historically reported by Philips’ semiconductors businesses. Furthermore, the combined financial statements present income taxes calculated on a basis as if the Company had filed a separate income tax return.

The combined financial statements may not necessarily reflect the Company’s results of operations, financial position and cash flows in the future or what its results of operations, financial position and cash flows would have been, if the Company had been stand-alone during the predecessor periods.

Since a direct ownership relationship did not exist among the various worldwide entities comprising the Company prior to the legal separation from Philips, Philips’ net investment in the Company is shown as business’ equity in lieu of shareholder’s equity in the combined financial statements for the predecessor period.

Successor period

The consolidated financial statements include the accounts of NXP B.V. and its subsidiaries since the Acquisition. As a result of the purchase accounting applied to the Acquisition, the assets and liabilities reported in the consolidated balance sheet have changed substantially for the successor periods. Adjustments to the final purchase price paid by KASLION to Philips were made following the final settlement agreement reached between KASLION and Philips in the first quarter of 2007. The settlement of EUR 85 million was recorded in the first quarter as goodwill adjustment; the amount including interest has been paid in the second quarter of 2007.

Second quarter 2007 compared to second quarter 2006

•                  all amounts in millions of euros unless otherwise stated; data included are unaudited

•                  financial reporting in accordance with US GAAP

•                  the impact on the 2007 financial results of the purchase price accounting (“purchase price accounting”, or “PPA”) used in connection with the Acquisition and the acquisition of the Silicon Laboratories’ cellular operations has been separately provided; financial results are also provided as adjusted to eliminate the impact of these accounting effects. This presentation does not comply with US GAAP, however, the Company believes it provides investors with a useful basis of comparison with prior year results. Also the impact of cost allocations to the predecessor period and the actual stand-alone costs of the successor period have been described, where relevant to the analysis

•                  Earnings before Interest and Taxes (“EBIT”) as applied by the Company, has the same meaning as income from operations as presented in the accompanying consolidated financial statements

•                  comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes, acquisitions and divestments (consolidation changes) and reclassified product lines

•                  currency comparable sales growth reflects relative changes in sales between periods adjusted for the effects of foreign currency exchange rate changes

Group performance

Operational items

	PREDECESSOR	SUCCESSOR
	Q2	Q2		Q2 2007
	2006	2007	Effects of PPA	excl. PPA
Sales	1,238	1,141	—	1,141
% nominal growth	9.5	(7.8)	—	(7.8)
% comparable growth	16.4	(4.8)	—	(4.8)
Gross margin	485	262	29	291
Selling expenses	(90)	(83)	—	(83)
General and administrative expenses	(103)	(218)	121	(97)
Research and development expenses	(248)	(218)	(15)	(233)
Other income	8	5	—	5
EBIT	52	(252)	135	(117)

EBITA	40	(149)	29	(120)
EBITDA	187	12	2	14
Adjusted EBITA	64	(22)	29	7
Adjusted EBITDA	211	139	2	141

Employees in FTE	36,996	38,176	—	38,176

Sales

Sales were EUR 1,141 million for the period April through June 2007 (the “reporting period”), compared to EUR 1,238 million for the 2nd quarter of 2006, a decrease of 7.8%. On a comparable basis the decrease was 4.8%. Discontinued product lines were mainly DVD-R, mobile display drivers and large display drivers. Sales increased in the Automotive & Identification business (3.4% comparable growth) and in the Mobile & Personal business (2.6% comparable growth). The other businesses decreased compared to the 2nd quarter of 2006. The overall sales decrease for NXP is mainly caused by the industry slowdown which continued into the reporting period.

Gross margin

Gross margin in the 2nd quarter of 2007, excluding the effects of purchase price accounting, was EUR 291 million, a decrease of EUR 194 million compared to EUR 485 million in the 2nd quarter of 2006. This decrease was mainly caused by incidental items totaling to EUR 102 million, primarily being restructuring charges of EUR 95 million. Excluding these effects the gross margin percentage was 34.4% in the reporting period, compared to 39.2% last year. This decrease in margin percentage was mainly caused by reduced utilization of our manufacturing base (74% in the 2nd quarter of 2007 versus 85% in the corresponding quarter of 2006).

As a percentage of sales, gross margin in total decreased in the 2nd quarter of 2007 to 25.5% from 39.2% in the 2nd quarter of 2006.

The financial impact of purchase price accounting for the reporting period was EUR 29 million and was mainly attributable to increased depreciation of tangible fixed assets.

Selling expenses

Selling expenses as a percentage of sales for the 2nd quarter of 2007 were 7.3%, similar as in the same period of last year. The selling expenses in 2007 included EUR 2 million restructuring charges related to our Business Renewal program. In the same period of last year no restructuring charges were included.

General and administrative expenses

General and administrative (“G&A”) expenses, excluding the effects of PPA, amounted to EUR 97 million (8.5% of sales) for the 2nd quarter of 2007, compared to EUR 103 million (8.3% of sales) in the corresponding period of 2006.

G&A expenses in the reporting period include restructuring and legal disentanglement charges  of EUR 14 million compared to EUR 2 million in the corresponding period in 2006. The lower G&A costs  are mainly attributable to reduced corporate infrastructure costs, partly offset by increased pension costs.

Purchase price accounting effects in G&A for the 2nd quarter of 2007 amounted to EUR 121 million and were related to amortization of intangible fixed assets.

Research and development expenses

Research and development expenses (“R&D”), excluding the effects of PPA, amounted to EUR 233 million (20.4% of sales) for the 2nd quarter of 2007, compared to EUR 248 million (20.0% of sales) for the same period last year. The investments in R&D increased in the Automotive & Identification and corporate research activities, reflecting the strategic focus on key competitive areas for the future. These increased investments were mitigated by reduced spending in the Crolles2 alliance and as a result of discontinued product lines.

Purchase price accounting effects in R&D for the reporting period related to a partial reversal of the write-off of acquired in-process R&D, related to the acquisition of the Silicon Laboratories’ cellular operations (EUR 15million) in the first quarter of 2007. Goodwill has been adjusted accordingly.

Other income

For the reporting period, other income amounted to EUR 5 million, primarily consisting of the sale of fixed assets in Hong Kong and Nijmegen. Other income was EUR 8 million for the corresponding period in 2006, mainly related to the sale of assets in the U.S.A.

EBIT

EBIT amounted to a loss of EUR 117 million in the 2nd quarter of 2007, excluding the effects of PPA of EUR 135 million. This compares to a profit of EUR 52 million in the corresponding period of 2006. EBIT in the reporting period included restructuring charges of EUR 97 million and other incidental items of EUR 17 million. Excluding these items, EBIT was a loss of EUR 3 million compared to a profit of EUR 49 million in the 2nd quarter of 2006.

Adjusted EBITA

Adjusted EBITA, excluding the effects of PPA, for the reporting period amounted to EUR 7 million, compared to EUR 64million for the corresponding period in 2006. This decrease of EUR 57 million was mainly caused by lower EBIT in 2007.

Adjusted EBITDA

For the 2nd quarter of 2007, adjusted EBITDA was EUR 141 million, compared to EUR 211 million in the same period last year. This decrease of EUR 70 million was mainly caused by lower EBIT in 2007.

To arrive at adjusted EBITDA in the second quarter of 2007, the following adjustments to EBITDA were made, totaling EUR 127 million:

•                  minority interests and results of unconsolidated companies of EUR 8 million

•                  restructuring costs of EUR 97 million and legal disentanglement related costs of EUR 12 million

•                  discontinued product lines loss of EUR 5 million, and

•                  other items loss of EUR 5 million

The corresponding EBITDA adjustments in the 2nd quarter of 2006 totaled EUR 24 million, consisting of minority interests and results of unconsolidated companies (EUR 15 million), discontinued product lines (EUR 12 million) and other items (a gain of EUR 3 million).

Net income

Net income

	PREDECESSOR	SUCCESSOR
	Q2	Q2		Q2 excl.
	2006	2007	Effects of PPA	PPA 2007

EBIT	52	(252)	135	(117)
Financial income (expense)	(4)	(76)	—	(76)
Income tax (expense) benefit	(38)	70	(13)	57
Result unconsolidated companies	3	(1)	—	(1)
Minority interest	(18)	(7)	—	(7)
Net income (loss)	(5)	(266)	122	(144)

Financial income and expense

Financial expenses amounted to EUR 76 million for the 2nd quarter of 2007, consisting of net interest expenses of EUR 84 million, a charge for financing fees of EUR 2 million and the positive effect of exchange rates of EUR 10 million, mainly related to our USD denominated notes. Financial expense for the corresponding period in 2006 amounted to EUR 4 million, mainly consisting of net interest expenses on funding provided by Philips.

Income tax (expense) benefit

For the reporting period, the Company recognized an income tax benefit of EUR 57 million (excluding PPA effects). For the same period of 2006 income tax expense amounted to EUR 38 million.

Minority interests

In the 2nd quarter of 2007 the loss of EUR 7 million reflects the share of minority shareholders in the profits of consolidated companies. In the corresponding period of 2006, the loss was EUR 18 million. For both periods this was mainly related to the SSMC joint venture (currently 61.2% versus 50.5% last year).

Performance by segment

Mobile & Personal

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales	381	400	400
% nominal growth	(0.5)	5.0	5.0
% comparable growth	(0.9)	2.6	2.6
EBIT	5	(38)	(4)
EBITA	5	(9)	(5)

Sales were EUR 400 million for the reporting period, compared to EUR 381 million for the corresponding period of 2006, a nominal increase of 5.0% (2.6% on a comparable basis). The acquired cellular operations of Silicon Laboratories contributed additional sales in the second quarter of 2007. Stronger sales in Cellular Systems and Sound Solutions were partly offset by lower sales in the Connectivity operations.

EBIT in the 2nd quarter of 2007 was a loss of EUR 4 million, excluding the PPA effects, compared to a profit of EUR 5 million in the corresponding period in 2006. The decrease in EBIT was primarily caused by lower yields associated with the ramp-up of new products in the Power Management Units operations.

Home

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales	242	160	160
% nominal growth	5.7	(33.9)	(33.9)
% comparable growth	18.7	(27.3)	(27.3)
EBIT	(14)	(44)	(24)
EBITA	(14)	(25)	(24)

Sales amounted to EUR 160 million for the reporting period, compared to EUR 242 million for the corresponding period in 2006, a decrease of 33.9% (27.3% decline on a comparable basis). The decrease was primarily driven by the declining CRT TV-operations, reflecting the ongoing market transition from analog to digital television technologies. The decline in the Set Top Box product line was fully attributable to our exit of the DVD-R operation.

EBIT in the 2nd quarter of 2007 amounted to a loss of EUR 24 million, excluding the PPA effects, compared to a loss of EUR 14 million in the same period last year.

Automotive & Identification

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales	230	267	267
% nominal growth	27.8	16.1	16.1
% comparable growth	26.5	3.4	3.4
EBIT	55	34	62
EBITA	55	62	62

Sales were EUR 267 million in the reporting period, compared with EUR 230 million for the corresponding period of 2006, an increase of 16.1% (3.4% on a comparable basis). The automotive operations showed solid growth, also partly due to the reclassification of our sensor operations from the MultiMarket Semiconductors business to the Automotive & Identification business. The market share of our identification operations remained stable in a market where the growth rate in the reporting period was slowing down.

EBIT in the 2nd quarter of 2007, excluding the PPA effects, amounted to EUR 62 million, an improvement of EUR 7 million compared to the corresponding period of 2006. The improved gross margin (mainly sensor operations) was partly offset by higher R&D investments.

MultiMarket Semiconductors

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales	325	265	265
% nominal growth	9.4	(18.5)	(18.5)
% comparable growth	28.1	(2.7)	(2.7)
EBIT	66	20	49
EBITA	66	46	49

Sales were EUR 265 million in the reporting period, compared to EUR 325 million in the same period of 2006, a decrease of 18.5% (comparable sales shows a decrease of 2.7%). The negative nominal growth for the MultiMarket Semiconductors business related to the discontinuation of the mobile display drivers product line, power rectifiers and the reclassification of the automotive sensor operations to Automotive & Identification, and soft market conditions in this quarter.

EBIT in the 2nd quarter of 2007, excluding the PPA effects, amounted to EUR 49 million, compared to a profit of EUR 66 million for the corresponding period in 2006. Strict cost control measures to offset the price erosion effects due to weaker market conditions, resulted in a profitability of 18.4% compared to 20.3% the previous year.

IC Manufacturing Operations

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales 1)	47	34	34
% nominal growth	56.7	(27.7)	(27.7)
% comparable growth	57.6	(23.0)	(23.0)
EBIT	22	(92)	(68)
EBITA	22	(87)	(67)

1)    In the 2nd quarter of 2007, IC Manufacturing Operations supplied EUR 858 million to other businesses (2nd quarter of 2006:     EUR 1,023 million), which amount has been eliminated in the above table.

Sales decreased to EUR 34 million in the 2nd quarter of 2007 from EUR 47 million in the corresponding period of 2006. This mainly reflects the lower sales of SSMC to TSMC.

EBIT in the reporting period, excluding the PPA effects, amounted to a loss of EUR 68 million, compared to a profit of EUR 22 million in the corresponding period in 2006. Excluding restructuring charges of EUR 71 million (mainly related to the operations in Boeblingen, Germany), EBIT for the 2nd quarter of 2007 amounted to a profit of EUR 3 million. The lower EBIT was the result of the decreased utilization rates (74% in the reporting period versus 85% in the same period of 2006), only partly offset by cost savings. EBIT of the Crolles2 alliance was a loss of EUR 18 million in the reporting period (compared to a loss of EUR 10 million in the corresponding period of 2006). The costs related to the Crolles2 alliance exclude R&D-related expenses which are reported under Corporate and Other.

Corporate and Other

Key data

	Q2 2006	Q2 2007	Q2 2007 Excl. PPA

Sales	13	15	15
% nominal growth	18.2	15.4	15.4
% comparable growth	18.9	22.8	22.8
EBIT	(82)	(132)	(132)
EBITA	(94)	(136)	(136)

Sales in Corporate and Other are related to IP licensing income and software and totaled EUR 15 million for the reporting period, compared to EUR 13 million for the same period of last year.

EBIT comprises mainly the costs of corporate overhead and amounted to a loss of EUR 132 million for the 2nd quarter of 2007 compared to a loss of EUR 82 million in the corresponding period of 2006. The increased losses mainly reflect restructuring charges of EUR 25 million related to the decision not to extend the cooperation in the Crolles2 alliance beyond 2007 and costs related to the disentanglement from Philips of EUR 12 million. EBIT in the 2nd quarter of 2007 included EUR 7 million for R&D-related expenses in the Crolles2 alliance, compared to EUR 10 million in the corresponding period in 2006.

Second quarter 2007 compared to first quarter 2007

Key data

	Q1 2007 as published	Q2 2007 as published	Q1 2007 excl. PPA	Q2 2007 excl. PPA

Sales	1,115	1,141	1,115	1,141
% nominal growth*	(6.3)	2.3	(6.3)	2.3
% comparable growth*	(4.6)	1.8	(4.6)	1.8

EBIT	(222)	(252)	(51)	(117)
as a% of sales	(19.9)	(22.1)	(4.6)	(10.3)
EBITA	(76)	(149)	(51)	(120)
EBITDA	85	12	85	14
Adjusted EBITA	(22)	(22)	3	7
Adjusted EBITDA	139	139	139	141

* sequential growth

Sales

Sales were EUR 1,141 million for the period April through June 2007, compared to EUR 1,115 million for the first quarter of 2007, an increase of 2.3%. On a comparable basis the increase was 1.8%, on a currency comparable basis 4.1%. The sales increase  in our Mobile & Personal business, with a comparable growth of 9.4%, and our Automotive & Identification business with a comparable growth of 1.4%, both as compared to the first quarter of 2007, was offset by a sales decrease in MultiMarket Semiconductors and Home (on a comparable basis 4.1% and 3.4% respectively).

EBIT

EBIT amounted to a loss of EUR 117 million in the 2nd quarter of 2007, excluding the effects of PPA of EUR 135 million. This compares to a loss of EUR 51 million in the first quarter of 2007, excluding the effects of PPA of EUR 171 million. EBIT in the reporting period included restructuring charges of EUR 97 million and other incidental items of EUR 17 million. Excluding these items, EBIT was a loss of EUR 3 million compared to a loss of EUR 2 million in the first quarter of 2007. The utilization rate increased to 74% as compared to 69% in the first quarter of 2007.

First six months 2007 compared to first six months 2006

Key data

	January-June
	PREDECESSOR		SUCCESSOR
	2006 as published	2006 excl. PPA	2007 as published	2007 excl. PPA

Sales	2,488	2,488	2,256	2,256

EBIT	73	73	(474)	(168)
as a% of sales	2.9	2.9	(21.0)	(7.4)
Financial income (expense)	(18)	(18)	(146)	(146)
Income tax (expense) benefit	(44)	(44)	101	85
Result unconsolidated companies	3	3	(1)	(1)
Minority interest	(36)	(36)	(12)	(12)

Net income (loss)	(22)	(22)	(532)	(242)
EBITA	55	55	(225)	(171)
EBITDA	360	360	97	99
Adjusted EBITA	135	135	(44)	10
Adjusted EBITDA	440	440	278	280

Sales

Sales were EUR 2,256 million for the period January through June 2007, compared to EUR 2,488 million for the first half of 2006, a decrease of 9.3% (on a comparable basis the decrease was 3.8%). This decrease is mainly due to reduced sales in our Home business (a decrease of 23.9% on a comparable basis), which is primarily driven by the declining CRT TV-operations, reflecting the ongoing market transition from analog to digital television technologies. This was partly offset by the growth in our Automotive & Identification business (comparable growth of 7.4%) as compared to the first half of 2006.

EBIT

EBIT, excluding the effects of PPA of EUR 306 million, amounted to a loss of EUR 168 million in the first half of 2007, compared to a profit of EUR 73 million in the first half of 2006. Excluding restructuring charges and other incidental items EBIT was a loss of EUR 5 million compared to a profit of EUR 97 million in the first half of 2006. The lower EBIT was primarily caused by the decreased gross margin related to lower sales and reduced utilization of our manufacturing base (72% in the first half of 2007 compared to 83% the first half of 2006).

Liquidity and capital resources

At the end of the 2nd quarter of 2007, cash and cash equivalents amounted to EUR 514 million, compared to EUR 620 million at the end of the 1st quarter of 2007.  Net cash provided by operating activities in the reporting period was EUR 85 million. The net cash used for investing activities amounted to EUR 179 million and included, amongst others, EUR 87 million spent on capital expenditures and EUR 85 million related to the final settlement (excluding interest) with Philips.

Exchange offers for outstanding notes

On April 27, 2007 NXP launched an offer to exchange its outstanding Fixed and Floating Rate Notes for identical notes registered under the U.S. Securities Act. NXP announced on June 19, 2007 the closing of this exchange. The exchanges have no effect on NXP’s capitalization or debt outstanding.

Subsequent events

On May 14, 2007 NXP and DSP Group, Inc. announced that they will combine their Cordless & VoIP Terminals product lines within the DSP Group. The DSP Group will pay USD 270 million, consisting of USD 200 million in cash and USD 70 million in the issuance of DSP Group’s common stock. The DSP Group has also agreed to a contingent cash payment of up to USD 75 million, based on future revenue performance. The transaction is expected to close in the third quarter of 2007, subject to closing conditions, including regulatory approvals.

Outlook

The market remains soft. Given our book-to-bill ratio of 1.02 in the second quarter we expect low to mid single digit sequential sales growth for the third quarter 2007 on a currency comparable basis. We believe we are well positioned to benefit from a next upturn in the relevant semiconductor market segments.

Eindhoven, July 24, 2007
Board of Management

Combined and Consolidated statements  of operations

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR	PREDECESSOR	SUCCESSOR
	2nd quarter		January to June
	2006	2007	2006	2007
Sales	1,221	1,131	2,440	2,232
Sales to Philips companies	17	10	48	24
Total sales	1,238	1,141	2,488	2,256

Cost of sales	(753)	(879)	(1,553)	(1,653)

Gross margin	485	262	935	603

Selling expenses	(90)	(83)	(190)	(169)
General and administrative expenses	(103)	(218)	(204)	(429)
Research and development expenses	(248)	(233)	(480)	(478)
Write-off of acquired in-process research and development	—	15	—	(11)
Other income (expense)	8	5	12	10

Income (loss) from operations	52	(252)	73	(474)

Financial income (expense)	(4)	(76)	(18)	(146)

Income (loss) before taxes	48	(328)	55	(620)

Income tax (expense) benefit	(38)	70	(44)	101

Income (loss) after taxes	10	(258)	11	(519)

Results relating to unconsolidated companies	3	(1)	3	(1)

Minority interests	(18)	(7)	(36)	(12)

Net income (loss)	(5)	(266)	(22)	(532)

Combined and Consolidated balance sheets

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR
	June 30, 2006	December 31, 2006	June 30, 2007

Current assets:
Cash and cash equivalents	182	939	514
Receivables	596	563	631
Inventories	710	646	616
Other current assets	97	125	129
Total current assets	1,585	2,273	1,890

Non-current assets:
Investments in unconsolidated companies	54	44	49
Other non-current financial assets	7	12	6
Non-current receivables	—	—	4
Other non-current assets	81	157	277
Property, plant and equipment	1,959	2,284	2,101
Intangible assets excluding goodwill	54	3,065	2,885
Goodwill	203	2,032	2,241
Total non-current assets	2,358	7,594	7,563

Total assets	3,943	9,867	9,453

Current liabilities:
Accounts and notes payable	550	489	593
Accrued liabilities	568	485	604
Short-term provisions	76	54	52
Other current liabilities	34	45	34
Short-term debt	108	23	6
Loans with Philips companies, current portion	528	—	—
Total current liabilities	1,864	1,096	1,289

Non-current liabilities:
Long-term debt	136	4,426	4,368
Loans with Philips companies, non-current portion	38	—	—
Long-term provisions	24	368	380
Other non-current liabilities	12	130	109
Total non-current liabilities	210	4,924	4,857

Minority interests	199	162	168
Business’ equity	1,670	—	—
Shareholder’s equity	—	3,685	3,139

Total liabilities and equity	3,943	9,867	9,453

Combined and Consolidated statements of cash flows

all amounts in millions of euros

	PREDECESSOR	SUCCESSOR	PREDECESSOR	SUCCESSOR
	2nd quarter		January to June
	2006	2007	2006	2007

Cash flows from operating activities:
Net income (loss)	(5)	(266)	(22)	(532)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	150	272	320	584
Net gain on sale of assets	(5)	(3)	(6)	(4)
Results relating to unconsolidated companies	(3)	1	(3)	1
Minority interests (net of dividends paid to minority shareholders)	18	7	36	10
Decrease (increase) in receivables and other current assets	(159)	(53)	(49)	(78)
Decrease (increase) in inventories	(24)	20	(46)	35
Increase (decrease) in accounts payable, accrued and other liabilities	89	197	128	198
Decrease (increase) in current accounts Philips	69	—	23	—
Decrease (increase) in non-current receivables/other assets	(7)	(65)	41	(124)
Increase (decrease) in provisions	17	(15)	(18)	12
Other items	7	(10)	11	(29)
Net cash provided by (used for) operating activities	147	85	415	73
Cash flows from investing activities:
Purchase of intangible assets	(4)	(3)	(8)	(6)
Capital expenditures on property, plant and equipment	(152)	(87)	(278)	(168)
Proceeds from disposals of property, plant and equipment	2	10	8	18
Purchase of interest in businesses	(3)	(99)	(3)	(314)
Net cash provided by (used for) investing activities	(157)	(179)	(281)	(470)
Cash flows from financing activities:
PREDECESSOR
(Decrease) increase in debt	(46)		(109)
Net repayments of loans to Philips companies	90		(491)
Net changes in Business’ equity	56		546
SUCCESSOR
(Decrease) increase in debt		(7)		(14)
Net cash provided by (used for) financing activities	100	(7)	(54)	(14)
Effect of changes in exchange rates on cash positions	(5)	(5)	(8)	(14)
Increase (decrease) in cash and cash equivalents	85	(106)	72	(425)
Cash and cash equivalents at beginning of period	97	620	110	939
Cash and cash equivalents at end of period	182	514	182	514

Consolidated statements of changes in shareholder’s equity and comprehensive income (loss)

all amounts in millions of euros

	SUCCESSOR
	January to June 2007
				Accumulated other comprehensive income (loss)
	Common stock	Capital in excess of par value	Retained earnings	Currency translation differences	Changes in fair value of cash flow hedges	Total	Total shareholder’s equity

Balance as of December 31, 2006	—	4,305	(616)	(10)	6	(4)	3,685

Net income (loss)			(532)				(532)
Current period change				(11)	(1)	(12)	(12)
Reclassifications into income (loss)					(2)	(2)	(2)
Total comprehensive income (loss), net of tax			(532)	(11)	(3)	(14)	(546)
Balance as of June 30, 2007	—	4,305	(1,148)	(21)	3	(18)	3,139

Information by segments

all amounts in millions of euros unless otherwise stated

Sales, R&D expenses and income from operations

	PREDECESSOR					SUCCESSOR
	2nd quarter
	2006					2007
	Sales	Research and development expenses	Income (loss) from operations			Sales	Research and development expenses	Income (loss) from operations
			amount	as a % of sales				amount	as a % of sales

Mobile & Personal	381	96	5	1.3		400	95	(38)	(9.5)
Home	242	50	(14)	(5.8)		160	45	(44)	(27.5)
Automotive & Identification	230	30	55	23.9		267	40	34	12.7
MultiMarket Semiconductors	325	22	66	20.3		265	21	20	7.5
IC Manufacturing Operations	47	33	22	46.8		34	6	(92)	—	1)
Corporate and Other	13	17	(82)	—	1)	15	26	(132)	—	1)
Total	1,238	248	52	4.2		1,141	233	(252)	(22.1)

	PREDECESSOR						SUCCESSOR
	January to June
	2006						2007
	Sales		Research and development expenses	Income (loss) from operations			Sales	Research and development expenses	Income (loss) from operations
				amount	as a % of sales				amount	as a % of sales

Mobile & Personal	761		188	8	1.1		744	188	(127)	(17.0)
Home	484		99	(22)	(4.5)		335	89	(84)	(25.1)
Automotive & Identification	448		58	105	23.4		497	75	59	11.9
MultiMarket Semiconductors	670		43	132	19.7		584	43	55	9.4
IC Manufacturing Operations	96	2)	42	29	30.2		66	14	(166)	—	1)
Corporate and Other	29		50	(179)	—	1)	30	69	(211)	—	1)
Total	2,488		480	73	2.9		2,256	478	(474)	(21.0)

1)      Not meaningful

2)      For the six months ended June 30, 2007, IC Manufacturing Operations supplied EUR 858 million to other businesses (for the six months ended June 30, 2006: EUR 1,023 million), which have been eliminated in the above presentation.

Main countries

all amounts in millions of euros

Sales

	PREDECESSOR	SUCCESSOR
	January to June
	2006	2007

China	736	425
Netherlands	409	380
Taiwan	189	184
United States	262	196
Singapore	280	401
Germany	130	145
South Korea	17	22
Other Countries	465	503
Total	2,488	2,256

Reconciliation of non-US GAAP information

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the NXP Group’s financial position. In the following tables, a reconciliation to the most directly comparable US GAAP financial measure is made for each non-US GAAP performance measure.

Sales growth composition (in %)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2007 versus Q2 2006

Mobile & Personal	2.6	(5.3)	7.7	5.0
Home	(27.3)	(3.7)	(2.9)	(33.9)
Automotive & Identification	3.4	(3.1)	15.8	16.1
MultiMarket Semiconductors	(2.7)	(4.1)	(11.7)	(18.5)
IC Manufacturing Operations	(23.0)	(4.7)	—	(27.7)
Corporate and Other	22.8	(7.4)	—	15.4

NXP Group	(4.8)	(4.3)	1.3	(7.8)

	Comparable growth	Currency effects	Consolidation changes	Nominal growth
Q2 2006 versus Q2 2005

Mobile & Personal	(0.9)	(0.5)	0.9	(0.5)
Home	18.7	(0.6)	(12.4)	5.7
Automotive & Identification	26.5	(0.4)	1.7	27.8
MultiMarket Semiconductors	28.1	(0.5)	(18.2)	9.4
IC Manufacturing Operations	57.6	(0.9)	—	56.7
Corporate and Other	18.9	(0.7)	—	18.2

NXP Group	16.4	(0.6)	(6.3)	9.5

Adjusted EBITA to EBITA to Net income (loss)

	Q2 2006	Q2 2007

Adjusted EBITA	64	7
Add back:
Exit of product lines	(12)	(5)
Restructuring costs and impairment	—	(97)
Minority interest and results of unconsolidated companies	(15)	(8)
Other	3	(17)
Effects of PPA	—	(29)

EBITA	40	(149)

Include:
Amortization intangible assets	(3)	(111)
Financial income (expenses)	(4)	(76)
Income tax (expense) benefit	(38)	70

Net income (loss)	(5)	(266)

Adjusted EBITDA to EBITDA to Net income (loss)

	Q2 2006	Q2 2007

Adjusted EBITDA	211	141
Add back:
Exit of product lines	(12)	(5)
Restructuring costs and impairment	—	(97)
Minority interest and results of unconsolidated companies	(15)	(8)
Other	3	(17)
Effects of PPA	—	(2)

EBITDA	187	12

Include:
Amortization intangible assets	(3)	(111)
Depreciation property, plant and equipment	(147)	(161)
Financial income (expenses)	(4)	(76)
Income tax (expense) benefit	(38)	70

Net income (loss)	(5)	(266)

EBITA to EBIT

	NXP Group	Mobile & Personal	Home	Automotive & Identification	MultiMarket Semiconductors	IC Manufacturing Operations	Corporate and Other
Q2 2007

EBITA	(149)	(9)	(25)	62	46	(87)	(136)
Amortization intangible assets	(111)	(29)	(19)	(28)	(26)	(5)	(4)
Minority interest and results of unconsolidated companies	8	—	—	—	—	—	8
EBIT	(252)	(38)	(44)	34	20	(92)	(132)

Q2 2006

EBITA	40	5	(14)	55	66	22	(94)
Amortization intangible assets	(3)	—	—	—	—	—	(3)
Minority interest and results of unconsolidated companies	15	—	—	—	—	—	15
EBIT	52	5	(14)	55	66	22	(82)

Composition of net debt to group equity

	December 31, 2006	June 30, 2007

Long-term debt	4,426	4,368
Short-term debt	23	6
Total debt	4,449	4,374
Cash and cash equivalents	(939)	(514)
Net debt (total debt less cash and cash equivalents)	3,510	3,860

Minority interests	162	168
Shareholder’s equity	3,685	3,139
Group equity	3,847	3,307

Net debt and group equity	7,357	7,167
Net debt divided by net debt and group equity (in %)	48	54
Group equity divided by net debt and group equity (in %)	52	46

Supplemental consolidated statement of operations for the period January to June, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations/ reclassifications	consolidated

Sales	—	1,645	611	—	2,256
Intercompany sales	—	514	263	(777)	—
Total sales	—	2,159	874	(777)	2,256
Cost of sales	(54)	(1,499)	(845)	745	(1,653)
Gross margin	(54)	660	29	(32)	603
Selling expenses	—	(128)	(42)	1	(169)
General and administrative expenses	(242)	(156)	(32)	1	(429)
Research and development expenses	—	(309)	(199)	30	(478)
Write-off of acquired in-process research and development	(11)	—	—	—	(11)
Other income (loss)	(53)	(180)	243	—	10
Income (loss) from operations	(360)	(113)	(1)	—	(474)
Financial expense	(59)	(80)	(7)	—	(146)
Income (loss) before taxes	(419)	(193)	(8)	—	(620)
Income tax (expense) benefit	16	93	(8)	—	101
Income (loss) after taxes	(403)	(100)	(16)	—	(519)
Income subsidiaries	(128)	—	—	128	—
Results relating to unconsolidated companies	(1)	—	—	—	(1)
Minority interests	—	—	(12)	—	(12)
Net income (loss)	(532)	(100)	(28)	128	(532)

Supplemental consolidated balance sheet at June 30, 2007

all amounts in millions of euros

	NXP B.V.	guarantors	non-guarantors	eliminations/ reclassifications	consolidated

Assets
Current assets:
Cash and cash equivalents	107	213	194	—	514
Receivables	24	399	208	—	631
Intercompany accounts receivable	407	711	142	(1,260)	—
Inventories	2	532	82	—	616
Other current assets	6	67	56	—	129
Total current assets	546	1,922	682	(1,260)	1,890

Non-current assets:
Investments in unconsolidated companies	42	5	2	—	49
Investments in affiliated companies	1,741	—	—	(1,741)	—
Other non-current financial assets	—	3	3	—	6
Non-current receivables	4	—	—	—	4
Other non-current assets	89	184	4	—	277
Property, plant and equipment	343	1,042	716	—	2,101
Intangible assets excluding goodwill	2,838	40	7	—	2,885
Goodwill	2,241	—	—	—	2,241
Total non-current assets	7,298	1,274	732	(1,741)	7,563
Total assets	7,844	3,196	1,414	(3,001)	9,453

Liabilities and Shareholder’s equity
Current liabilities:
Accounts and notes payable	—	470	123	—	593
Intercompany accounts payable	1	1,023	236	(1,260)	—
Accrued liabilities	119	326	159	—	604
Short-term provisions	—	42	10	—	52
Other current liabilities	(5)	18	21	—	34
Short-term debt	1	—	5	—	6
Intercompany financing	—	2,328	254	(2,582)	—
Total current liabilities	116	4,207	808	(3,842)	1,289

Non-current liabilities:
Long-term debt	4,358	4	6	—	4,368
Long-term provisions	231	134	15	—	380
Other non-current liabilities	—	89	20	—	109
Total non-current liabilities	4,589	227	41	—	4,857
Minority interests	—	—	168	—	168
Shareholder’s equity	3,139	(1,238)	397	841	3,139
Total liabilities and Shareholder’s equity	7,844	3,196	1,414	(3,001)	9,453

Supplemental consolidated statement of cash flows for the period January to June, 2007 all amounts in millions of euros

	NXP B.V.	guarantors	non- guarantors	eliminations	consolidated

Cash flows from operating activities:
Net income (loss)	(532)	(100)	(28)	128	(532)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Elimination (income) loss subsidiaries	128	—	—	(128)	—
Depreciation and amortization	303	158	123	—	584
Net gain on sale of assets	—	(4)	—	—	(4)
Results relating to unconsolidated companies	1	—	—	—	1
Minority interests (net of dividends paid to minority shareholders)	—	—	10	—	10
Decrease (increase) in receivables and other current assets	(20)	(45)	(13)	—	(78)
Decrease (increase) in inventories	3	38	(6)	—	35
Increase (decrease) in accounts payable, accrued and other liabilities	26	131	41	—	198
Decrease (increase) intercompany current accounts	(516)	447	69	—	—
Decrease (increase) in non-current receivables/other assets	(11)	(113)	—	—	(124)
Increase (decrease) in provisions	(16)	26	2	—	12
Other items	(35)	7	(1)	—	(29)
Net cash provided by (used for) operating activities	(669)	545	197	—	73

Cash flows from investing activities:
Purchase of intangible assets	—	(4)	(2)	—	(6)
Capital expenditures on property, plant and equipment	—	(75)	(93)	—	(168)
Proceeds from disposals of property, plant and equipment	—	16	2	—	18
Purchase of other non-current financial assets	—	—	—	—	—
Purchase of interest in businesses	(313)	—	(1)	—	(314)
Proceeds from sale of interests in unconsolidated businesses	—	—	—	—	—
Net cash provided by (used for) investing activities	(313)	(63)	(94)	—	(470)

Cash flows from financing activities:
(Decrease) increase in debt	—	—	(14)	—	(14)
Net changes in intercompany financing	702	(626)	(76)	—	—
Net changes in intercompany equity	(219)	200	19	—	—
Net cash provided by (used for) financing activities	483	(426)	(71)	—	(14)
Effect of changes in exchange rates on cash positions	(7)	(4)	(3)	—	(14)
Increase (decrease) in cash and cash equivalents	(506)	52	29	—	(425)
Cash and cash equivalents at beginning of period	613	161	165	—	939
Cash and cash equivalents at end of period	107	213	194	—	514

Quarterly statistics

all amounts in millions of euros unless otherwise stated

	PREDECESSOR			SUCCESSOR
	2006				2007
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter

Sales	1,250	1,238	1,282	1,190	1,115	1,141
% increase	19.8	9.5	3.9	(12.4)	(10.8)	(7.8)

EBIT	21	52	66	(779)	(222)	(252)
as a % of sales	1.7	4.2	5.1	(65.5)	(19.9)	(22.1)

EBITA	15	40	56	(145)	(76)	(149)
as a % of sales	1.2	3.2	4.4	(12.2)	(6.8)	(13.1)

EBITDA	173	187	203	26	85	12
as a % of sales	13.8	15.1	15.8	2.2	7.6	1.1

Adjusted EBITA	71	64	120	69	3	7
as a % of sales	5.7	5.2	9.4	5.8	0.3	0.6

Adjusted EBITDA	229	211	267	214	139	141
as a % of sales	18.3	17.0	20.8	18.0	12.5	12.4

Net income	(17)	(5)	27	(616)	(266)	(266)

	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	1,250	2,488	3,770	4,960	1,115	2,256
% increase	19.8	14.4	10.6	4.1	(10.8)	(9.3)

EBIT	21	73	139	(640)	(222)	(474)
as a % of sales	1.7	2.9	3.7	(12.9)	(19.9)	(21.0)

EBITA	15	55	111	(34)	(76)	(225)
as a % of sales	1.2	2.2	2.9	(0.7)	(6.8)	(10.0)

EBITDA	173	360	563	589	85	97
as a % of sales	13.8	14.5	14.9	11.9	7.6	4.3

Adjusted EBITA	71	135	255	324	3	10
as a % of sales	5.7	5.4	6.8	6.5	0.3	0.4

Adjusted EBITDA	229	440	707	921	139	280
as a % of sales	18.3	17.7	18.8	18.6	12.5	12.4

Net income	(17)	(22)	5	(611)	(266)	(532)

	period ending 2006						Period ending 2007

Inventories as a % of sales	14.3		14.0		13.8		13.0	13.3	13.1

Net debt: group equity ratio	—	1)	—	1)	—	1)	48 : 52	52 : 48	54 : 46

Employees (in FTE)	35,472		36,996		38,144		37,468	37,620	38,176

1) Not meaningful

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized at Eindhoven, on the  24 th day of July 2007.

NXP B.V.

/s/ FRANS VAN HOUTEN
Frans van Houten
(President and Chief Executive Officer, Chairman of the Board of Management)

/s/ PETER VAN BOMMEL
Peter van Bommel
(Chief Financial Officer, Member of the Board of Management)